

03054296



BD 6/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 17611 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Nikko Securities Co. International, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, Suite 2500
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Paul Hodermarsky 212-610-6112
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

| 1177 Avenue of the Americas, | New York | NY | 10036 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2003
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, MASAO MATSUDA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Nikko Securities Co. International, Inc., as of MARCH 31st, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & C.E.O.

Title

Notary Public

JOSEPH A. MENDOLA
Notary Public, State of New York
No. 02ME4934409
Qualified in New York County
Commission Expires May 23, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000


SEC MAIL PROCESSING
RECEIVED
JUN 02 2003
WASH. D.C.
187
SECTION

To the Board of Directors and Shareholder of
The Nikko Securities Co. International, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of The Nikko Securities Co. International, Inc. (the "Company") for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;
5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;
6. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
7. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control

PRICEWATERHOUSECOOPERS

and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.



May 21, 2003


SEC MAIL
RECEIVED
PROCESSING
JUN 02 2003
WASH., D.C.
187
SECTION

# The Nikko Securities Co. International, Inc.

## Statement of Financial Condition
## As of March 31, 2003

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

## Report of Independent Accountants

To the Board of Directors and Shareholder of
The Nikko Securities Co. International, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of The Nikko Securities Co. International, Inc. (the "Company") as of March 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



May 21, 2003

# The Nikko Securities Co. International, Inc.
## Table of Contents

# The Nikko Securities Co. International, Inc.
## Statement of Financial Condition
## For the Year Ended March 31, 2003



| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 14,184,500 |
| Receivables | |
| Related parties | 24,024,000 |
| Brokers, dealers and clearing organizations | 222,600 |
| Asset management fees | 796,800 |
| Intangible asset | 875,000 |
| Furniture, fixtures, equipment, leasehold improvements, at cost less accumulated depreciation of $102,000 | 424,800 |
| Other assets | 546,300 |
| **Total assets** | $ 41,074,000 |
| **Liabilities and shareholder's equity** | |
| Liabilities | |
| Accounts payable and accrued liabilities | $ 2,025,600 |
| Deferred rent | 365,800 |
| Incentive compensation payable | 630,000 |
| **Total liabilities** | 3,021,400 |
| Liabilities subordinated to claims of general creditors | 1,000,000 |
| Shareholder's equity | |
| Common stock $10 par value; 3,000 shares authorized, issued and outstanding | 30,000 |
| Additional paid-in capital | 229,970,000 |
| Accumulated deficit | (192,947,400) |
| | 37,052,600 |
| **Total liabilities and shareholder's equity** | $ 41,074,000 |

The accompanying notes are an integral part of this financial statement.

## 1. Organization and Business

The Nikko Securities Co. International, Inc. (the "Company") is a registered U.S. broker-dealer, futures commodities merchant ("FCM") and a registered investment advisor that operates primarily as an investment manager and introducing broker.

The Company is a wholly-owned subsidiary of Nikko Americas Holding Co., Inc. ("NAHC"), which is wholly-owned by Nikko Securities Global Holdings Limited ("NSGH"), whose ultimate parent is The Nikko Cordial Securities, Inc., ("NCS") a Japanese broker-dealer.

The Company serves as the Investment Manager to the NK New Direction Trust (the "Trust"), a Bermuda open-end unit trust, established as a fund of funds. In this capacity, the Company manages the Trust's portfolio, with authority to select, allocate and reallocate Trust assets among a number of collective investment vehicles and/or managed accounts. The Company serves as an investment adviser for certain collective investment vehicles. For its services, the Company receives an annual management fee and shares in the profits of the Trust.

The Company serves as the Investment Adviser to the Cash Enhanced Yield Sub-Fund, L-Plus Tangent Sub-Fund and Global Bond Enhanced Yield Sub-Fund (the "Sub-Funds") that, together, constitute the Nikko Skill Investments Trust, a mutual investment fund organized under the laws of Luxembourg. In this role, the Company renders investment advice with regard to the investment and reinvestment of assets in the Sub-Funds and also provides day-to-day management of the investments in the Sub-Funds. With regard to the Cash Enhanced Yield Sub-Fund, the Company receives an annual fee based on the amount of assets under management. With regard to the Global Bond Enhanced Yield Sub-Fund and the L-Plus Tangent Sub Fund, the company receives annual fees based upon the amount of assets under management as well as annual fees based upon the performance of the Sub-Fund.

The Company also serves as Investment Adviser with regard to the Nikko L-Plus Mother Fund, an investment trust fund organized under the laws of Japan (the "L-Plus Fund"). Pursuant to its appointment, the Company has discretionary authority to manage the L-Plus Fund and direct its investments subject to the investment objectives, policies and procedures established upon the formation of the Fund. As compensation for its role, the Company receives an annual fee based upon the amount of assets under management as well as an annual fee based upon performance.

## 2. Significant Accounting Policies

Cash and cash equivalents consist of highly liquid investments with maturities of three months or less when purchased. Substantially all cash and cash equivalents are held at two major financial institutions.

Assets and liabilities denominated in foreign currencies as of March 31, 2003, principally Japanese yen, are translated into U.S. dollars at year-end exchange rates. Transactions during the year denominated in foreign currencies, principally Japanese yen, were recorded at the then current exchange rate.

Depreciation of furniture, fixtures and equipment is provided using the straight line method over the estimated useful lives of the assets, generally 2 to 5 years. Leasehold improvements are amortized on a straight-line basis over the lease term.

Management and performance fees are recorded on an accrual basis.

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," intangible assets are amortized over their estimated useful lives and are reviewed on a periodic basis for impairment based upon estimated fair value. Should the review indicate that the intangible is impaired, the Company's carrying value of the intangible would be reduced.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

## 3. Transactions with Related Parties

During the normal course of business, the Company entered into transactions with, and provided various services to, affiliates, NAHC and NCS, including providing administrative services and being reimbursed for certain costs. Receivables from related parties represent the sum of the net receivables, by counterparty, owed to the Company at March 31, 2003.

## 4. Receivables from Brokers, Dealers and Clearing Organizations

As of March 31, 2003, receivables from brokers, dealers, and clearing organizations consisted of deposit with a clearing organization of $222,600.

## 5. Furniture, Equipment and Leasehold Improvements

Components of furniture, equipment and leasehold improvements included in the statement of financial condition at March 31, 2003 were as follows:

| | |
|---|---|
| Cost | |
| Leasehold improvements | $ 222,700 |
| Computer equipment | 158,900 |
| Furniture and fixtures | 145,200 |
| **Total cost** | 526,800 |
| Less, accumulated depreciation and amortization | 102,000 |
| **Net book value** | $ 424,800 |

## 6. Intangible Asset

On December 14, 2001, the Company was assigned the right to serve as the trading and investment advisor to the Sub-Funds and the L-Plus Fund. The Company's intangible asset consisted of its right to act as trading advisor to these off-shore alternative investment vehicles. The intangible asset is being amortized on a straight-line basis over its estimated useful life of 10 years. The components of the intangible asset included the statement of financial condition at March 31, 2003 were as follows:

| | |
|---|---|
| Customer base | $ 1,000,000 |
| Less accumulated amortization | 125,000 |
| Net carrying amount | $ 875,000 |

## 7. Liabilities Subordinated to Claims of General Creditors

At March 31, 2003, the Company had a $1,000,000 interest-free subordinated note from NAHC due June 25, 2005. The subordinated borrowing was approved by the National Association of Securities Dealers, Inc. ("NASD") and is thus available in computing net capital under the SEC's Uniform Net Capital Rule. The borrowing may be repaid only if, after giving effect to such repayment, the Company meets the SEC's minimum net capital requirements.

## 8. Income Taxes

The operations of the Company are included in the consolidated Federal tax return and in the combined state and local tax returns of NAHC and its subsidiaries. The Company accounts for income taxes using Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Income taxes are computed on a separate-company basis.

For the year ended March 31, 2003, the Company had no Federal tax liability as it had no taxable income due to the utilization of income tax loss carryforwards. The Company is subject to the U.S. Federal alternative minimum tax under which taxable income is adjusted for certain preference items and other adjustments and the use of income tax loss carry forwards available to offset such income.

At March 31, 2003, the Company had deferred tax assets of $61,360,000 and no deferred tax liabilities. The deferred tax assets consist primarily of net operating loss carryforwards for which a full valuation allowance has been established.

The Company has available, to offset future U.S. Federal income taxes, income tax loss carry forwards of approximately $174,000,000, which will expire in 2004 through 2017.

Included in accounts payable and accrued liabilities is the current income tax provision for the year ended March 31, 2003 consisting of state and local taxes. New York State and New York City taxes are determined using the capital method, which imposes taxes based on the capital employed in each jurisdiction. For the year ended March 31, 2003 the Company's New York State and New York City income tax provision was $45,800.

## 9. Commitments and Contingencies

**Indemnification and guarantees**
In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risks of loss to be remote.

The Company leases office space under non-cancelable lease agreements expiring through 2010. The approximate minimum rental payments are as follows:

| | Minimum Rental Payments |
|---|---|
| Year ended March 31, | |
| 2004 | $ 934,100 |
| 2005 | 934,100 |
| 2006 | 934,100 |
| 2007 | 934,100 |
| 2008 | 991,600 |
| Thereafter | 1,983,200 |
| | $ 6,711,200 |

Deferred rent credit of $365,800 represents the difference between rent payable calculated over the life of the lease on a straight line basis (net of lease incentives) and rent payable on a cash basis.

The Company is obligated under a non cancelable software license agreement through June 30, 2003. The approximate aggregate minimum licensing payments is $300,000.

**Litigation**

In the normal course of business, the Company has been named a defendant in various civil actions. In the aggregate, it is the opinion of the management of the Company that such litigation and claims will not have a material adverse effect on the Company's financial position or operations.

## 10. Retirement Plans

The Company sponsors a defined contribution plan which qualifies as a profit-sharing plan under Section 401(a) and 401(k) of the Internal Revenue Code and covers all eligible employees. Contributions by the Company are discretionary.

## 11. Net Capital Requirements

As a registered broker-dealer and a member of the NASD, the Company is subject to the SEC's Rule 15c3-1 which specifies minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method, which requires that the minimum required net capital, as defined, shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. In addition, the Company is registered with the CFTC and, as such, also computes its net capital under CFTC Rule 1.17, which requires the Company to maintain minimum net capital, as defined.

At March 31, 2003, the Company had regulatory net capital of $11,654,200, which exceeded its requirement of $250,000 by $11,404,200.

The Company is also subject to the requirements of Rule 15c3-3 under the Securities and Exchange Commission, and the commodity segregation requirements and the daily computations of the foreign futures and foreign options secured amount requirements under the Commodity Futures Trading Commission. However, at March 31, 2003, the Company had no customers.